The Real Brokerage Inc. to Acquire LemonBrew Lending

TORONTO & NEW YORK--(BUSINESS WIRE)--September 26, 2022--The Real Brokerage Inc. (“Real” or the “Company”) (NASDAQ: REAX) (TSX: REAX), an international, technology-powered real estate brokerage, today announced that it signed an agreement to acquire LemonBrew Lending Corp. (“LemonBrew Lending”). The acquisition marks the next pivotal step in executing Real’s strategy of developing a seamless end-to-end home buying experience.

LemonBrew Lending is a tech-enabled home loan platform, licensed to provide a full suite of mortgage services across 20 states in the U.S. including Texas, California, and Florida. The company currently operates as a mortgage brokerage, serving as an intermediary between borrowers and lenders. Additionally, LemonBrew Lending is licensed as a lender in certain states, positioning Real with the option to expand its mortgage platform as long-term strategic needs for the business evolve. As part of the acquisition, Chief Executive Officer of LemonBrew Lending, Samir Dedhia, along with 25 other employees will be joining the team at Real.

"We are excited to be joining forces with The Real Brokerage. Real’s technological vision for the future of integrated home buying is what drew us to the platform,” said Dedhia. “This industry is ripe for disruption, and together we can make a huge impact.”

“I am excited to welcome Samir and the team to Real. LemonBrew Lending will play a meaningful role in achieving our vision to reimagine what home buying can be,” said Chairman and Chief Executive Officer, Tamir Poleg. “With LemonBrew Lending’s current mortgage capabilities and future lending potential, we can now layer in another key building block to our consumer-facing strategy and take a significant stride towards developing a frictionless home buying experience.”

Transaction Details

Pursuant to the terms of a share purchase agreement dated September 23, 2022 between Real, LemonBrew Lending and LemonBrew Technologies Corp. (the "Seller"), the Company will acquire 100% of the issued and outstanding equity interests of LemonBrew Lending from the Seller for an aggregate purchase price of $1,250,000 (the "Acquisition"). The purchase price will be satisfied by (i) cash in the amount of $800,000 and (ii) the issuance of such number of common shares of Real (the "Consideration Shares") equal to the product of $450,000 divided by the 5-day volume weighted average trading price of Real's common shares on the NASDAQ immediately prior to the closing of the Acquisition. All dollar figures shown herein are presented in USD.

Completion of the Acquisition is subject to a number of further conditions precedent, including, but not limited to: (i) the execution of employment and consulting agreement between Real and certain key officers and employees of LemonBrew Lending; (ii) approval of regulatory consents and (iii) other customary closing conditions.

The Acquisition has been approved by Real's Board of Directors, subject to customary closing conditions, including regulatory approvals, and is expected to close in the fourth quarter of 2022.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to the Acquisition and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (NASDAQ: REAX) (TSX: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and two Canadian provinces with over 6,000 agents. Additional information can be found on its website at www.onereal.com.

Contacts

Investors, for more information:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221